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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44816

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brown, Gibbons, Lang & Company Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1375 E. 9th Street, Suite 2500
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lynn A. Basconi	216-241-2800	lbasconi@bglco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Maloney & Novotny, LLC
(Name – if individual, state last, first, and middle name)

1111 Superior Ave., #700	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

10/22/2003	320
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew K. Petryk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brown, Gibbons, Lang & Company Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director & Principal

JILL COHN
Attorney At Law
Notary Public, State of Ohio
My commission has no expiration date
Sec. 147.03 R.C.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MALONEY
+NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm

To the Member
Brown, Gibbons, Lang & Company Securities, LLC
Cleveland, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brown, Gibbons, Lang & Company Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brown, Gibbons, Lang & Company Securities, LLC. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brown, Gibbons, Lang & Company Securities, LLC's management. Our responsibility is to express an opinion on Brown, Gibbons, Lang & Company Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brown, Gibbons, Lang & Company Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as Brown, Gibbons, Lang & Company Securities, LLC's auditor since 1997.

Cleveland, Ohio
March 27, 2025

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 10,302,938	$ -	$ 10,302,938
Accounts receivables		250,000	250,000
Total assets	$ 10,302,938	$ 250,000	$ 10,552,938

LIABILITIES AND MEMBER'S EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Contract liabilities	$ -	$ 665,000	$ 665,000
Accrued expenses	978,273	-	978,273
Total liabilities	$ 978,273	$ 665,000	1,643,273
MEMBERS' EQUITY			8,909,665
Total liabilities and member's equity			$ 10,552,938

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENT

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Brown, Gibbons, Lang & Company Securities, LLC (the "Company") was incorporated on July 29, 1991 under the name of BG Securities, LLC. The name was later changed to Brown, Gibbons, Lang & Company Securities, Inc. Effective January 1, 2022, Brown, Gibbons, Lang & Company, Securities, Inc., an Ohio corporation, restructured its ownership and became Brown, Gibbons, Lang & Company Securities, LLC, a Delaware limited liability company. The Company, along with its affiliate, Brown Gibbons Lang & Company, LLC, became wholly-owned subsidiaries of BGL Holdco, LLC. The reorganization was approved by FINRA on February 16, 2022.

   The Company conducts an investment banking business and acts as agent in securities transactions with qualified institutional investors. The Company is a registered broker dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Ohio Division of Securities and the Illinois Securities Department.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers money market funds to be cash equivalents. The Company places its temporary cash investments with financial institutions, which, at times, may exceed federally insured limits.

D. Accounts Receivable – The Company extends unsecured credit to customers under normal trade agreements which generally require payment within 30 days. The Company has not provided an allowance for credit losses. The Company uses the direct write-off method to record credit losses. Based upon management's review of delinquent accounts, an assessment of the Company's historical evidence of collections and expectations of future conditions, this method does not differ significantly from the allowance method. There were no credit losses for the year ended December 31, 2024.

E. Revenue Recognition – Revenue from contracts with customers is reported as fee income. Fee income represents advisory services the Company provides on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The recognition and measurement of revenue is based on the assessment of individual contract terms. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities at December 31, 2024 and 2023 were $665,000 and $398,334, respectively. Accounts receivable were $250,000 and $100,000 at December 31, 2024 and 2023, respectively.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Income Taxes – Effective January 1, 2022, the Company became a single member LLC and is therefore a disregarded entity for tax purposes. Its tax attributes are included in its member's return (BGL Holdco, LLC). Previously, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The Company is responsible for state and local income taxes.

The Company does not have any significant unrecognized tax benefits as of December 31, 2024. The Company's income tax returns remain subject to examination by the Internal Revenue Service, as well as applicable state and local taxing authorities, generally for three years.

G. Subsequent Events – The Company has evaluated subsequent events through March 27, 2025, which is the date the financial statement was available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company incurred management fees of $41,017,135 in 2023 from Brown Gibbons Lang & Company, LLC, an affiliate related through common ownership. At December 31, 2023, $978,273 of the management fees are included in accrued expenses and have all been paid as of March 15, 2025.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as the greater of either the amount of aggregate indebtedness or a minimum amount. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.11 to 1. At December 31, 2024, the Company had net capital of $8,659,665, which was $8,594,447 in excess of its required net capital of $65,218.

NOTE 4. FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified BGL Holdco, LLC as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 5. RULE 15c3-3 of the Securities Exchange Act of 1934

The Company deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts and does not hold funds or securities for customers. The company does not claim exemption from the Securities Exchange Act Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release.

NOTE 6. REPORT DISCLOSURE

Part IIA of the Brown, Gibbons, Lang & Company Securities, LLC Focus Report (Form X 17A-5), dated December 31, 2024, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Cleveland, Ohio, and at the Chicago, Illinois, regional office of the Commission.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, LLC.

FORM X-17A-5

PART III

DECEMBER 31, 2024
(Available for Public Inspection)